May 2007	Pricing Sheet dated May 23, 2007 relating to
Preliminary Pricing Supplement No. 266 dated April 24, 2007 to
Registration Statement No. 333-131266
Filed pursuant to Rule 433

Structured Investments
Opportunities in Equities
PLUS based on the iShares® MSCI Emerging Markets Index Fund due June 20, 2008
Performance Leveraged Upside SecuritiesSM

P R I C I N G T E R M S – M A Y 2 3, 2 0 0 7
Issuer:		Morgan Stanley
Aggregate principal amount:		$42,200,000
Stated principal amount:		$10
Issue price:		$10 per PLUS (See “Commissions and issue price” below)
Pricing date:		May 23, 2007
Original issue date:		May 31, 2007 (5 business days after the pricing date)
Maturity date:		June 20, 2008
Underlying shares:		Shares of the iShares® MSCI Emerging Markets Index Fund
Payment at maturity:	If the final share price is greater than the initial share price:
      $10 + ($10 x 300% x share percent increase)
     In no event will the payment at maturity exceed the maximum payment at maturity.
If the final share price is less than or equal to the initial share price:
      $10 x share performance factor
This amount will be less than or equal to the stated principal amount of $10.
Share percent increase:		(final share price – initial share price) / initial share price
Initial share price:		$126.90, the closing price of the shares of the iShares® MSCI Emerging Markets Index Fund on the pricing date.
Final share price:		The closing price of the shares of the iShares® MSCI Emerging Markets Index Fund on the valuation date.
Valuation date:		June 18, 2008, subject to postponement for certain market disruption events.
Leverage factor:		300%
Maximum payment at maturity:		$12.40 (124% of the stated principal amount, as determined on the pricing date)
Share performance factor:		(final share price / initial share price)
CUSIP:		61750V154
Listing:		The PLUS will not be listed on any exchange.
Agent:		Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
	Per note	$10	$0.15	$9.85
	Total	$42,200,000	$633,000	$41,567,000

(1) The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor. The lowest price payable by an investor is $9.95 per PLUS. Please see the cover page of the preliminary pricing supplement for further details.
(2) For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

iShares® is a registered mark of Barclays Global Investors, N.A. (“BGI”) and has been licensed for use by Morgan Stanley. The PLUS are not sponsored, endorsed, sold or promoted by BGI, and BGI makes no representation regarding the advisability of investing in the PLUS.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THE OFFERING AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Pricing Supplement No. 266 dated April 24, 2007
Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.